September 5, 2025

Bethany Oleynick
Legal Director and Secretary
EQT Infrastructure Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

       Re: EQT Infrastructure Company LLC
           Registration Statement on Form 10-12G
           Filed September 20, 2024
           File No. 000-56691
Dear Bethany Oleynick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Mark Brod, Esq.